[LETTERHEAD OF GERSTEN SAVAGE LLP]


                                 April 21, 2010

VIA EDGAR

Scott Anderegg, Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3561
Washington, DC 20549

     Re: NetVentory Solutions, Inc.
         Post-Effective Amendment No. 1 to Form S-1
         Filed March 12, 2010
         Form 10-K for Fiscal Year Ended July 31, 2009
         Filed November 13, 2009
         File No. 333-153308
         ---------------------------------------------

Dear Mr. Anderegg:

     We are counsel to NetVentory Solutions, Inc. ("NetVentory," the "Company" or "our client"). On behalf of our client, we respond as follows to the Staff's comments dated April 2, 2010, relating to the above-captioned filings. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter.

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM S-1

     1. PLEASE BE ADVISED THAT WE WILL NOT ACT ON A REQUEST FOR EFFECTIVENESS OF YOUR POST-EFFECTIVE AMENDMENT UNTIL YOU HAVE COMPLIED WITH OUR COMMENTS CONCERNING YOUR FORM 10-K BELOW.

          The Company notes the Staff's comment. On April 21, 2010, the Company filed an amendment to its Annual Report on Form 10-K for the fiscal year ended July 31, 2009 (the "10-K Amendment") in response to the Staff's comments. Please see below.

Page 2 of 3
Mr. Scott Anderegg
Securities and Exchange Commission


FORM 10-K FOR FISCAL YEAR ENDED JULY 31, 2009

CONTROLS AND PROCEDURES, PAGE 28

     2. WE NOTE YOUR DISCUSSION OF YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING. HOWEVER, YOUR CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER ARE ALSO REQUIRED TO MAKE AN EVALUATION OF THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES AS OF THE END OF THE PERIOD FOR WHICH THE REPORT IS FILED, PURSUANT TO ITEM 307 OF REGULATION S-K. PLEASE REVISE TO PROVIDE THEIR EVALUATION OF THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES. FOR THE DISTINCTION BETWEEN
          DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING, PLEASE SEE RULE 15D-15(E)-(F).

          The Company has added a discussion of the evaluation of the Company's chief executive officer and chief financial officer of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by the report. Please see Item 9A of the 10-K Amendment.

     3. WHILE INSTRUCTION 1 TO ITEM 308 OF REGULATION S-K DOES NOT REQUIRE YOU TO DO SO, WE NOTE YOUR INDICATION THAT THE CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER HAVE CONCLUDED THAT THE COMPANY'S "INTERNAL CONTROLS AND PROCEDURES WERE NOT EFFECTIVE TO DETECT THE INAPPROPRIATE APPLICATION OF US GAAP RULES ARE MORE FULLY DESCRIBED BELOW." YOUR DISCLOSURE SHOULD CLEARLY STATE WHETHER YOUR CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER HAVE CONCLUDED THAT YOUR INTERNAL CONTROLS AND PROCEDURES ARE EFFECTIVE. PLEASE REVISE YOUR DISCLOSURE TO STATE, IN CLEAR AND UNQUALIFIED LANGUAGE, THE CONCLUSIONS REACHED BY YOUR
          CHIEF EXECUTIVE OFFICER AND YOUR CHIEF FINANCIAL OFFICER ON THE EFFECTIVENESS OF YOUR INTERNAL CONTROLS AND PROCEDURES. FOR EXAMPLE, IF TRUE, YOU MAY STATE THAT GIVEN THE IDENTIFIED MATTERS, YOUR INTERNAL CONTROLS AND PROCEDURES ARE NOT EFFECTIVE.

          The Company has made the requested change. Please see Item 9A of the 10-K Amendment.

BIOGRAPHICAL INFORMATION, PAGE 30

     4. PLEASE PROVIDE A DESCRIPTION OF THE BUSINESS EXPERIENCE OF DAVID MARBY FOR THE PAST FIVE YEARS. REFER TO ITEM 401(E) OF REGULATION S-K.

          The Company has made the requested change. Please see Item 10 of the 10-K Amendment.

SIGNATURES, PAGE 35

     5.   PLEASE  AMEND  YOUR  FILING  TO  INCLUDE   YOUR   CONTROLLER/PRINCIPAL
          ACCOUNTING OFFICER'S SIGNATURE. REFER TO INSTRUCTION D.(2)(A) TO FORM 10-K.

          The requested change has been made. Please see page 36 in the 10-K Amendment.
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Page 3 of 3
Mr. Scott Anderegg
Securities and Exchange Commission


                                 **************

     We trust that the foregoing is responsive to the Staff's comments. Please do not hesitate to call me at (212) 752-9700 if you have any questions.

                                        Very truly yours,


                                        /s/ David E. Danovitch
                                        ------------------------------
                                        David E. Danovitch, Esq.

cc: NetVentory Solutions, Inc.